Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two
Nations Series I
Nations Series II/IIR
Nations Series III/IIIR
The Director Plus Series II/IIR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: The Director Plus Series II/IIR, AmSouth VA Plus Series II/IIR, and Director Select Plus Series II/IIR]
The Director Plus Series I/IR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Series I/IR of Director Plus, NatCity Director Plus, AmSouth Variable Annuity Plus, The Director Select Plus, Director Preferred Plus, Director Elite Plus and The Director Solution Plus]
The Director Outlook Series II/IIR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: The Director Outlook Series II/IIR, First Horizon Director Outlook Series I/IR, The BB&T Director Outlook Series II/IIR, AmSouth Variable Annuity Outlook Series II/IIR, Director Select Outlook Series II/IIR, Huntington Director Outlook Series II/IIR, Classic Director Outlook Series II/IIR, and Wells Fargo Director Outlook Series II/IIR]
The Director Outlook Series I/IR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Series I/IR of Director Outlook, BB&T Director Outlook, AmSouth Variable Annuity Outlook, Director Select Outlook, Huntington Director Outlook, Director Elite Outlook,The Director Solution Outlook, and Classic Director Outlook]

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account One
The Director Plus Series II/IIR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: The Director Plus Series II/IIR, and Director Preferred Plus Series II/IIR]
The Director Plus Series I/IR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Series I/IR of Director Plus, Director Preferred Plus, and The Director Solution Plus]
The Director Outlook Series II/IIR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: The Director Outlook Series II/IIR, Director Select Outlook Series II/IIR, Director Preferred Outlook Series II/IIR and Wells Fargo Director Outlook Series II/IIR]
Supplement dated June 25, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
Effective May 1, 2026, in Appendix A - Investment Options Available Under the Contract:
“Current Expenses” for the following funds are updated:

Fund and Adviser/Subadviser	Current Expenses
Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.93%
Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.85%

HV-8283